Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

January 25, 2010
Important information about your
ACS Savings Plan proxy vote for the proposed
merger of ACS and Xerox

This is a reminder that as an ACS Savings Plan participant with an account balance invested in the ACS Stock Fund as of December 11, 2009, you are entitled to vote in the proposed merger (the “Merger”)  involving  Affiliated Computer Services, Inc. (“ACS”) and Xerox Corporation and Xerox’s subsidiary, Boulder Acquisition Corp.

Your vote is very important! If you have not voted your ACS shares in the ACS Savings Plan, please take the time to do so.   Under the merger agreement, in addition to obtaining the favorable vote of a majority in voting power of ACS shares outstanding, ACS is also required to obtain the affirmative vote of a majority in voting power of all outstanding shares of ACS (excluding shares held by Mr. Darwin Deason) in order for the proposed Merger to be approved (the “Additional Vote”).   Due to this requirement, each share of ACS not voted essentially becomes a vote against the proposed Merger on the Additional Vote. If you do not want your ACS shares in the Savings Plan to be treated as “no” votes in the Additional Vote, you must take steps to vote.

The ACS Board of Directors has approved the proposed Merger and recommends that ACS Stockholders vote “For” the proposal to adopt the merger agreement.

You should have received in the mail a packet of proxy materials dated December 28, 2009 outlining the proposed Merger along with information explaining the manner in which you can vote your shares.  If you have not done so, please review the proxy materials and vote as soon as possible using one of the three methods below.  Telephone and internet voting will be available 24 hours a day.  Due to the limited time period, we would urge you to vote by either telephone or internet.  The deadline for you to vote is February 3, 2010.

By Telephone:  1-800-690-6903.  Have your proxy card you received in the packet handy when you call.

By Internet:       www.proxyvote.com. Follow the instructions on the Notice, or follow the instruction on the proxy card.

By Mail:             Complete, sign and date the proxy card (only sign the box at the bottom left hand corner).  Return it in the postage paid envelope also included in the packet.

If you have questions on the merger, special meeting or the voting process, please contact (214) 841-8281.

For additional information, please contact Julia.Elias@acs-inc.com Copyright © 2009 Affiliated Computer Services, Inc. (ACS). All rights reserved.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction.  ACS and Xerox have mailed the joint proxy statement/prospectus to their stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction because it contains important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.